# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EquipmentShare.com Inc, CIK 0001693736
CUSIP: 29445S100
Title of class of securities: Class A Common Stock, $0.00000125 par value
Address of issuer's principal executive offices: 5710 Bull Run Dr, Columbia, Missouri (MO), 65201
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001300714

## Reporting persons
- Anchorage Capital Group, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,770,560; sole dispositive power 0; shared dispositive power 17,770,560; aggregate amount beneficially owned 17,770,560 (8.3% of the class)
- Anchorage Advisors Management, L.L.C.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,770,560; sole dispositive power 0; shared dispositive power 17,770,560; aggregate amount beneficially owned 17,770,560 (8.3% of the class)
- Kevin M. Ulrich: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 17,770,560; sole dispositive power 0; shared dispositive power 17,770,560; aggregate amount beneficially owned 17,770,560 (8.3% of the class)

## Item 1. Issuer
Name of issuer: EquipmentShare.com Inc
Address of issuer's principal executive offices: 5710 Bull Run Dr, Columbia, Missouri, 65201

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Anchorage Capital Group, L.L.C. ("Capital Group");

(ii) Anchorage Advisors Management, L.L.C. ("Management"); and

(iii) Kevin M. Ulrich ("Mr. Ulrich");

This Schedule 13G relates to shares of Class A Common Stock held for the accounts of funds managed by Capital Group. Management is the sole managing member of Capital Group. Mr. Ulrich is the Chairman of Capital Group and the managing member of Management.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.
Citizenship:
(i) Capital Group is a Delaware limited liability company;

(ii) Management is a Delaware limited liability company; and

(iii) Mr. Ulrich is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2026, each of the Reporting Persons may be deemed the beneficial owner of 17,770,560 shares of Class A Common Stock.
Percent of class: As of March 31, 2026, each of the Reporting Persons may be deemed the beneficial owner of approximately 8.3% of the shares of Class A Common Stock outstanding. This percentage is based on 214,717,491 shares of Class A Common Stock outstanding as of February 28, 2026, based on information provided by the Issuer.
Sole power to vote or to direct the vote:
(i) Capital Group: 0

(ii) Management: 0

(iii) Mr. Ulrich: 0
Shared power to vote or to direct the vote:
(i) Capital Group: 17,770,560

(ii) Management: 17,770,560

(iii) Mr. Ulrich: 17,770,560
Sole power to dispose or to direct the disposition:
(i) Capital Group: 0

(ii) Management: 0

(iii) Mr. Ulrich: 0
Shared power to dispose or to direct the disposition:
(i) Capital Group: 17,770,560

(ii) Management: 17,770,560

(iii) Mr. Ulrich: 17,770,560

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds managed by Capital Group are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Schedule 13G that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated May 15, 2026

## Signatures
- Anchorage Capital Group, L.L.C.: /s/ Kevin M. Ulrich, Kevin M. Ulrich, Chairman (05/15/2026)
- Anchorage Advisors Management, L.L.C.: /s/ Kevin M. Ulrich, Kevin M. Ulrich, Managing Member (05/15/2026)
- Kevin M. Ulrich: /s/ Kevin M. Ulrich, Kevin M. Ulrich (05/15/2026)